Bear Fight LLC
AUDITED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2024, AND 2023

INDEX TO AUDITED FINANCIAL STATEMENTS

INDEPENDENT AUDITORS' REPORT

To the Members of
Bear Fight LLC
Wilmington, Delaware

Opinion

We have audited the financial statements of Bear Fight LLC (the "Company"), which comprise the balance sheets as of December 31, 2024, and 2023, and the related statements of operations, changes in members' equity (deficit), and cash flows for the years ended December 31, 2024, and 2023 and the related notes to the financial statements (collectively, the "financial statements").

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024, and 2023, and the results of its operations and its cash flows for the years ended December 31, 2024, and 2023 in accordance with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that the entity will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has an accumulated deficit at December 31, 2024 and, since inception, has suffered recurring operating losses and negative cash flows from operations. The Company expects to generate operating losses and negative operating cash flows in the future and will require additional funding to support the Company's planned operations which raises substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a period of twelve months from the date of issuance of these financial statements.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users made on the basis of these financial statements.

In performing an audit in accordance with GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events considered in the aggregate that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

ZC Assurance, PC

January 26, 2026
Los Angeles, California

BEAR FIGHT LLC
BALANCE SHEETS

	As of December 31,	
	2024	2023
ASSETS		
Current Assets:		
Cash	$ 496,632	$ 1,591,097
Accounts Receivable	68,310	36,826
Inventory	175,487	247,316
Prepaids and Other Current Assets	15,980	9,939
Total Current Assets	**756,409**	**1,885,178**
Total Assets	**$ 756,409**	**$ 1,885,178**
LIABILITIES AND MEMBERS' EQUITY		
Current Liabilities:		
Accounts Payable	$ 62,474	$ 3,374
Related Party Payable	154,560	98,719
Other Current Liabilities	874	-
Total Current Liabilities	**217,908**	**102,093**
Phantom Stock Liability	875,333	-
Total Liabilities	**1,093,241**	**102,093**
LIABILITIES AND MEMBERS' EQUITY		
Members' Equity	(336,832)	1,783,085
Total Members' Equity	**(336,832)**	**1,783,085**
Total Liabilities and Members' Equity	**$ 756,409**	**$ 1,885,178**

See accompanying notes to the financial statements.

| | For The Year Ended December 31, | |
	2024	2023
Revenue	$ 335,975	$ 382,794
Cost of Goods Sold	359,250	351,106
Gross Profit/ (Loss)	**(23,275)**	**31,688**
Operating Expenses		
General and Administrative	72,391	44,872
Selling and Marketing	2,024,251	410,614
Total Operating Expenses	**2,096,642**	**455,486**
Net Operating Income/(Loss)	**(2,119,917)**	**(423,798)**
Interest Expense	-	-
Other Loss/(Income)	-	(74,978)
Loss Before Provision for Income Taxes	**(2,119,917)**	**(348,820)**
Provision/(Benefit) for Income Taxes	-	-
Net Loss	**$ (2,119,917)**	**$ (348,820)**

See accompanying notes to the financial statements.

	Members' Equity (Deficit)
Balance—December 31, 2022	$ **(238,095)**
Members' Contribution	2,370,000
Net Loss	(348,820)
Balance—December 31, 2023	$ **1,783,085**
Members' Contribution	-
Net Loss	(2,119,917)
Balance—December 31, 2024	$ **(336,832)**

See accompanying notes to the financial statements.

	For The Year Ended December 31,	
	2024	**2023**
CASH FLOW FROM OPERATING ACTIVITIES		
Net Loss	$ (2,119,917)	$ (348,820)
Adjustment to net loss to net cash used in operating activities:		
Stock Compensation Expense	875,333	-
Changes in Operating Assets and Liabilities:		
Accounts Receivable, net	(31,484)	(7,700)
Inventory	71,829	(145,228)
Prepaids and Other Current Assets	(6,041)	17,693
Accounts Payable	59,100	1,132
Related Party Payable	55,842	(296,520)
Other Current Liabilities	874	-
Net Cash Used In Operating Activities	**(1,094,464)**	**(779,443)**
CASH FLOW FROM INVESTING ACTIVITIES		
Net Cash Used in Investing Activities	**-**	**-**
CASH FLOW FROM FINANCING ACTIVITIES		
Members' Contribution	-	2,370,000
Net Cash Provided by Financing Activities	**-**	**2,370,000**
Change in Cash & Cash Equivalents	**(1,094,464)**	**1,590,557**
Cash & Cash Equivalents —Beginning of The Year	1,591,097	540
Cash & Cash Equivalents—End of The Year	**$ 496,632**	**$ 1,591,097**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash Paid During the Year for Interest	$ -	$ -
Cash Paid During the Year for Income Taxes	$ -	$ -

See accompanying notes to the financial statements.

1.   NATURE OF OPERATION

Bear Fight LLC was formed on July 8, 2022, in the state of Delaware as a limited liability company. The financial statements of Bear Fight LLC (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's registered office is located in Kent County, Delaware.

Bear Fight Whiskey is the Company's flagship brand. It is a modern American single malt whiskey that combines traditional Scottish inspiration with American innovation. The brand emphasizes an accessible yet distinctive flavor profile, crafted to appeal both to seasoned whiskey enthusiasts and to a new generation of spirits consumers. Bear Fight Whiskey is distributed through retail, on-premise, and e-commerce channels across the United States, with a business model focused on building a premium yet approachable whiskey identity.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The summary of significant accounting policies is presented to assist in understanding the Company's financial statements. The accounting policies conform to accounting principles generally accepted in the United States of America ("GAAP" and "US GAAP").

Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with US GAAP and the Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Going Concern

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $2,119,917 for the year ended December 31, 2024, member's deficit of $336,832 as of December 31, 2024, and an operating cash outflow of $1,094,464 for the year ended December 31, 2024. These factors normally raise substantial doubt about the Company's ability to continue as a going concern.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to increase its operations and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

Cash and Cash Equivalents

Cash includes all cash in banks. As of December 31, 2024, and 2023, the Company's cash exceeded FDIC insured limits by $246,632 and $1,341,097, respectively.

Concentration Risk

The Company is subject to concentrations of credit risks primarily from cash and cash equivalents. At various times during the years, the Company may have bank deposits in excess of Federal Deposit Insurance Corporation insurance limits. Management believes any credit risk is low due to the overall financial strength of the financial institutions. Accounts receivable consist of uncollateralized receivables from customers primarily located throughout the United States of America.

All purchases of the Company's finished product are concentrated with one vendor, which is a related party. As of December 31, 2024 and 2023, the balances outstanding to this vendor was $154,560 and $98,719, respectively which represents approximately 71% and 97% of the current liabilities outstanding as of December 31, 2024 and 2023, respectively.

Accounts Receivable

Accounts receivable are carried net of allowance for expected credit losses. The allowance for expected credit losses is increased by provision charged to expense and reduced by accounts charged off, net of recoveries. The allowance is maintained at a level considered adequate to provide for potential account losses based on management's evaluation of the anticipated impact on the balance of current economic conditions, changes in character and size of the balance, past and expected future loss experience and other pertinent factors.

In June 2016, the FASB issued ASU No. 2016-13, "Financial Instrument – Credit Losses.". This ASU, and the related ASUs issued subsequently by the FASB introduce a new model for recognizing credit loss on financial assets not accounted for at fair values through net income, including loans, debt securities, trade receivables, net investment in leases and available-for-sale debt securities. The new ASU broadens the information that an entity must consider in developing estimates of expected credit losses and requires an entity to estimate credit losses over the life of an exposure based on historical information, current information and reasonable supportable forecasts.

The Company adopted this ASU on January 1, 2023, using the modified retrospective approach. The adoption of this ASU did not have a material impact on financial statements as the Company's customers are direct consumers and pay at the time of purchase. As of December 31, 2024, and 2023, the Company determined an allowance for expected credit loss was not material to these financial statements.

Inventories

Inventories are valued at the lower of cost and net realizable value. Inventories include finished goods, which are determined using a FIFO (first-in-first-out) method.

Revenue Recognition

The Company recognizes revenue in accordance with Accounting Standards Codification ("ASC") 606, Revenue from Contracts with Customers. Revenue is recognized when control of the promised goods or services is transferred to customers in an amount that reflects the consideration the Company expects to be entitled to in exchange for those goods or services.

Revenue is recognized at the point in time when control of the goods is transferred to the customer, which typically occurs when the customer takes possession of the goods.

The Company follows the five-step revenue recognition model:
- Identification of the contract with a customer;
- Identification of the performance obligations in the contract;
- Determination of the transaction price;
- Allocation of the transaction price to the performance obligations in the contract; and
- Recognition of revenue when (or as) the Company satisfies a performance obligation.

Cost of Sales

The Company's cost of sales primarily consists of purchases of finished Bear Fight whiskey from Next Century Spirits, LLC ("NCS") pursuant to a Management Services Agreement. Under the terms of the agreement, the Company acquires finished goods from NCS at a price equal to 125% of NCS's actual production cost. This represents the Company's primary cost of goods sold.

Income Taxes

The Company has been organized as a limited liability company and has elected to be taxed as a partnership, which is not a tax-paying entity for federal income tax purposes and therefore, no provision for federal income taxes is reflected in its records. The income or loss of the limited liability company is passed through to the members and reported on their individual income tax returns.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash, accounts receivable, accounts payable, and accrued expenses) approximates fair value due to the short-term nature of such instruments.

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below.

Level 1 — Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2 — Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3 — Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Advertising & Promotional Costs

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2024, and December 31, 2023, amounted to $1,148,918 and $410,614, which are included in sales and marketing expenses.

Related Parties

The Company discloses transactions with related parties in accordance with ASC 850, Related Party Disclosures. Related parties include directors, officers, principal owners, their immediate family members, and entities under common ownership or control. Transactions with related parties are recorded at amounts agreed upon between the parties, which may not necessarily be equivalent to amounts that would have been incurred in an arm's-length transaction. The Company evaluates related party arrangements on a periodic basis to determine the appropriate recognition, measurement, and disclosure in the financial statements.

Contingencies and Commitments

The Company accounts for commitments and contingencies in accordance with ASC 450, *Contingencies*. A liability for a loss contingency is recognized when it is probable that a liability has been incurred and the amount of the loss can be reasonably estimated. If a loss contingency is only reasonably possible, or if the amount cannot be reasonably estimated, disclosure is made in the notes to the financial statements, but no liability is recorded. Commitments, including contractual obligations and guarantees, are disclosed when material. The Company regularly evaluates legal claims, regulatory matters, and other obligations to determine whether recognition or disclosure is required.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements, to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through January 26, 2026, which is the date the financial statements were available to be issued.

3. DETAILS OF CERTAIN ASSETS AND LIABILITIES

Accounts receivable include trade receivables from customers against the sale of the Company's product. As of December 31, 2024 and 2023, the accounts receivable balance was $68,310 and $36,826, respectively. The management deemed the allowance for expected credit loss to not be material for these financial statements.

Inventory includes finished goods on hand of the Company's products which are being warehoused at MHW, Ltd. ("MHW"). The finished goods on hand as of December 31, 2024 and 2023 was $175,487 and $247,316, respectively.

The Company utilizes MHW as its licensed distributor of record and compliance services provider. MHW invoices wholesale customers on behalf of the Company, collects payments for product sales and remits to the Company. As of December 31, 2024, and 2023, the Company had receivables from MHW of $15,980 and $9,939, respectively, representing cash collected from wholesale customers but not yet remitted to the Company.

Accounts payable include regular trade payables resulting from the operations of the Company.

4. RELATED PARTY TRANSACTIONS

The Company purchases all finished goods from Next Century Spirits, LLC ("NCS"), majority owner of the Company and therefore a related party. During the years ended December 31, 2024 and 2023, the Company purchased finished goods worth approximately $436,910 and $207,328, respectively.

The Company also has a Management Services Agreement ("MSA") with NCS. Under the MSA, NCS provides a variety of services to the Company including, but not limited to, product supply, cost management, operational support, and marketing support against management fees. During the years ended December 31, 2024 and 2023, the management fees charged by NCS was $15,300 and $9,400, respectively.

As of December 31, 2024 and 2023, the balance due to NCS was $154,560 and $98,719, respectively.

5.   EQUITY AND CAPITALIZATION

Common Units

As of December 31, 2024, and 2023, 6,500 and 6,500 Class A Common Units, respectively, have been issued and were outstanding.

As of December 31, 2024 and 2023, no units of Class B Common Units, Class C Common Units and Class W Common Units were issued and outstanding.

Preferred Units:

The Company is authorized to issue 2,034 Class 1 Preferred Units. As of December 31, 2024, and 2023, 1,580 and 1,580 preferred units, respectively, have been issued and outstanding. The issuance of these units resulted in an aggregate member capital contribution of $2,370,000 at $1,500 per unit.

As of December 31, 2024, the Company's equity classes carry different rights and privileges, summarized as follows:

Voting Rights
- Class A Common Units each entitle the holder to one vote.
- Class B Common Units are entitled to vote pari passu with Class A.
- Class C Common Units have no voting rights.
- Class W Common Units have no voting rights.
- Class 1 Preferred Units are entitled to vote on matters requiring member approval.

Distribution Rights
- Class A Common Units share in distributions pro rata with Class C Common Units after the preferences of the Preferred Units have been satisfied.
- Class B Common Units are entitled only to participate in future profits above their threshold amount and have no rights to existing capital.
- Class C Common Units share in distributions pro rata with Class A Common Units after the preferences of the Preferred Units have been satisfied.
- Class W Common Units participate only in future profits above their threshold amount and have no rights to existing capital.
- Class 1 Preferred Units are entitled to priority distributions ahead of the Common and Profits Interest Units.

Liquidity Rights
- Class A Common Units have a residual claim in liquidation after the Preferred Units have been satisfied and rank pari passu with Class C Common Units.
- Class B Common Units are subordinate to both Preferred and Common Units and only participate in liquidation proceeds above their threshold.
- Class C Common Units have a residual claim in liquidation after the Preferred Units have been satisfied and rank pari passu with Class A Common Units.
- Class W Common Units are subordinate to both Preferred and Common Units and only participate in liquidation proceeds above their threshold.
- Class 1 Preferred Units have a priority return of capital and/or liquidation preference ahead of the Common and Profits Interest Units.

Incentive/Phantom Equity Units:

On August 23, 2024 (the "Grant Date"), the Company granted 2,020 phantom equity units to a certain holder under a Phantom Equity Agreement. The awards entitle the holder to receive cash payment equal to the lesser of (a) 20% of the then-current fair market value of the vested units, and (b) $2,000,000, and do not convey ownership or voting rights. The 20 percent of the units vested on Grant Date and the remaining 80 percent vest ratably over 36 months, with full accelerated vesting upon a change in control. If no change in control occurs, the holder may elect a cash payment at the fifth anniversary of the grant date.

The company accounted for the award as liability-classified share-based payments under ASC 718. The liability is measured at fair value per unit derived from the Company's latest valuation round. No change in fair value was identified as of December 31, 2024 from the Grant Date.

For the year ended December 31, 2024, the Company recognized $875,333 of compensation expense related to the phantom equity units. The carrying amount of the liability at year-end was $875,333. The weighted-average contractual term of the awards is approximately five years.

Managing Member:

The Managing Member of the Company is Next Century Spirits, LLC, which holds majority control of the Company.

6. CONTINGENCIES AND COMMITMENTS

Contingencies

The Company's operations are subject to a variety of local, state, and federal regulations. Failure to comply with these requirements may result in fines, penalties, restrictions on operations, or losses of permits, which will have an adverse impact on the Company's operations and might result in an outflow of economic resources.

Litigation and Claims

From time to time, the Company may be involved in or exposed to litigation arising from operations in the normal course of business. As of December 31, 2024, and December 31, 2023, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

7. SUBSEQUENT EVENTS

On September 12, 2025, subsequent to the year end, the Company issued a convertible promissory note (the "Note") with an aggregate principal amount of $350,000 to NCS ("Holder"), a related party due to majority ownership interest in the Company. The Note carries a simple interest of 8.00% per annum and has an original maturity date of eighteen (18) months from the issuance date provided the Holder provides a written notice twelve (12) months prior to maturity date or otherwise, the maturity date will be extended to next anniversary of the issuance date. The Note converts automatically on a qualified financing round of at least $1,000,000 or more at lesser of: (i) 70% of the new securities price issued in the qualified financing round or (ii) $15,000,000 divided by the fully diluted capitalization prior to closing of the qualified financing round. The Holder also has the right to voluntarily convert the Note in a non-qualified financing round.

The Company also issued certain warrant (the "Warrant") to the Holder of the Note to purchase such class of equity units, as issued in a qualified financing round, number of which shall be $350,000 divided by the exercise price. The exercise price shall be lesser of: (i) 70% of the new securities price issued in the qualified financing round or (ii) $15,000,000 divided by the fully diluted capitalization prior to closing of the qualified financing round. The term of the warrant is earlier of: (i) September 1, 2030, (ii) a change in control due to sale of substantially all the assets through acquisition or merger, (iii) the Company's underwritten public offering, or (iv) dissolution or liquidation. The Warrant has a cashless exercise feature and does not have down-round anti-dilution feature.